                                October 2, 1996


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     JOINT APPLICATION FOR AN ORDER UNDER
                      SECTION 2(a)(7) and SECTION 2(a)(8)
               OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   ________

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA           SEAGULL ENERGY CORPORATION
              2200 Ross Avenue                               1001 Fannin
                Suite 4200E                                   Suite 1700
            Dallas, Texas 75201                          Houston, Texas 77002


                   (Name of companies filing this application
                       and address of executive offices)

                                    ________


          R. A. Walker                            Barry J. Galt
         Vice President                Chairman of the Board, President and
The Prudential Insurance Company             Chief Executive Officer
           of America                       Seagull Energy Corporation
        2200 Ross Avenue                     1001 Fannin, Suite 1700
          Suite 4200E                         Houston, Texas 77002
      Dallas, Texas 75201                        (713) 951-4770
         (214) 720-6238

              (Persons to whom correspondence should be addressed)

                                    ________

                                   Copies to:

           Neal S. McCoy                         J. Mark Metts
Skadden, Arps, Slate, Meagher & Flom         Vinson & Elkins L.L.P.
     1440 New York Avenue, N.W.              2300 First City Tower
      Washington, D.C. 20005                      1001 Fannin
                                              Houston, Texas 77002

                      JOINT APPLICATION FOR ORDERS UNDER
                   SECTION 2(a)(7) AND SECTION 2(a)(8) OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 The Prudential Insurance Company of America ("Prudential") and all of its direct and indirect subsidiaries (with Prudential, the "Prudential Family") hereby submit this application to the Securities and Exchange Commission (the "Commission") for an order under Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act") declaring that, under the circumstances described herein, neither Prudential nor any member of the Prudential Family is a holding company under clause (A) of Section 2(a)(7) of the Act with respect to Seagull Energy Corporation, a Texas corporation ("Seagull").

                 Seagull hereby submits its application to the Commission for an order under Section 2(a)(8) of the Act declaring that, under the circumstances described herein, Seagull is not a subsidiary company of Prudential under clause (A) of Section 2(a)(8) of the Act.

Information Concerning Seagull

                 Seagull was incorporated in 1973 as a Texas corporation and wholly-owned subsidiary of Houston Oil & Minerals Corporation ("HOM"). On March 12, 1981, Seagull became an independent company as a result of the spin-off of its shares to the shareholders of HOM. Seagull is an independent energy company primarily engaged in natural gas exploration, development and production with its operations focused offshore Texas and Louisiana in the Gulf of Mexico and onshore in three principal geographic regions: (i) western Oklahoma and the Texas Panhandle; (ii) the Arklatex area in eastern Texas and northern Louisiana and the Arkoma Basin in eastern Oklahoma and western Arkansas; and (iii) western Canada. Seagull's other business activities are also natural gas related: (i) natural gas marketing and pipeline engineering, design, construction and operation; and (ii) natural gas transmission and distribution in Alaska.

                 On June 17, 1985, Seagull acquired all of the distribution assets of the Alaskan natural gas distribution division of ENSTAR Corporation, generally known as "ENSTAR Natural Gas Company" ("ENG"). ENG is a "gas utility company" within the meaning of the Act, serving approximately 87,000 customers in South Central Alaska, including the greater Anchorage metropolitan area. Because Seagull owns and operates ENG as a division of Seagull, rather than as a subsidiary, Seagull is a "public utility company" within the meaning of the Act. When Seagull purchased ENG, it also acquired all of the outstanding shares of Alaska Pipeline Company, an Alaska corporation ("APC"). Seagull operates and manages APC and ENG as a single operating unit. APC operates approximately 340 miles of intrastate natural gas transmission pipelines in South Central Alaska. APC owns no gas distribution assets.

                 For the fiscal year ended December 31, 1995, Seagull had consolidated revenues of $336.3 million and earnings applicable to common stock of $632,000. For the six months ended June 30, 1996, Seagull had consolidated revenues of $196 million and earnings applicable to common stock of $8.9 million. As of June 30, 1996, Seagull had total assets of $1.2 billion.

                 Seagull's common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and is listed for trading on the New York Stock Exchange. Accordingly, Seagull is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial position, results of operations and other matters.

                 Seagull is authorized to issue 100,000,000 shares of common stock, par value $.10 per share, which is the only class of outstanding voting securities of the Company. As of March 20, 1996, 36,354,466 shares of the common stock of Seagull were issued and outstanding. As of the same date, there were approximately 2,659 holders of record of Seagull common stock. As of March 20, 1996, 4,502,340 shares had been reserved for issuance under the Company employee and director stock option plans.

                 Each share of Seagull's common stock has the same rights and privileges as every other share. The holders of common stock are entitled to one vote for each share held and are not permitted to cumulate their votes in electing directors. The holders of a majority of the outstanding shares of common stock constitute a quorum for shareholder meetings of Seagull. Two-thirds of all the outstanding shares are required for approval of mergers or similar transactions. A total of 36,064,649, 36,123,702 and 36,354,466 shares of Seagull common stock were represented at its 1994, 1995 and 1996 Annual Meetings of Shareholders, representing 87%, 85% and 86%, respectively, of the shares then outstanding.

Information Concerning Prudential

                 Prudential is a mutual life insurance company organized under the laws of the State of New Jersey. Prudential is also one of the largest financial institutions in the world and the largest insurance company in North America. Prudential has approximately $219 billion in consolidated assets and approximately $314 billion in total assets under management. In 1995, it generated revenues of nearly $43 billion. Prudential, through subsidiaries, operates the 11th largest mutual fund family in the United States.

                 Prudential beneficially owns an aggregate of 6,311,537 shares, constituting approximately 21.2% of the outstanding shares of common stock, of Global Natural Resources, Inc. ("Global"). Prudential also holds in various capacities an aggregate of 1,001,300 shares of common stock of Seagull, constituting approximately 1.59% of the outstanding shares of Seagull common stock. By agreement dated July 22, 1996 (the "Merger Agreement"), Seagull and Global agreed to enter into a merger (the "Merger") whereby Global will become a wholly owned subsidiary of Seagull. Under the terms of the Merger Agreement, shares of Global common stock will be converted into such number of shares of Seagull common stock as specified by the exchange ratio described in the Merger Agreement (which is based on the average closing price of Seagull common stock for the 20 consecutive trading days commencing 25 days prior to the Global special shareholders' meeting). Prudential did not initiate the course of events that led to the proposed merger of Seagull and Global. However, Prudential has agreed to vote its Global shares in favor of the Merger. Following the consummation of the Merger, the Prudential Family will hold an aggregate of 6,556,341 shares of Seagull common stock, constituting approximately 10.49% of the outstanding Seagull common stock.

                 It is anticipated that an officer of Prudential Capital Group, who is currently a director of Global, will become a director of Seagull after the merger is consummated. The assumption of this director position is for the purpose of safeguarding Prudential's increased financial interest in Seagull (which has arisen solely due to the Merger), and not for the purpose of exercising control over Seagull or any of its public utility operations.

Statutory Authority

                 Although the Prudential Family will hold in the aggregate 10.49% of the outstanding common stock of Seagull upon consummation of the Merger, the Commission is authorized by Section 2(a)(7) of the Act ("Section 2(a)(7)") to declare Prudential not to be a holding company if the Commission finds that Prudential:

         (i) Does not, either alone or pursuant to an arrangement or understanding with one or more other persons, directly or indirectly control Seagull either through one or more intermediary persons or by any means or device whatsoever,

         (ii) is not an intermediary company through which such control is exercised, and

         (iii) does not, directly or indirectly, exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of Seagull as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that Prudential be subject to the obligations, duties, and liabilities imposed by the Act upon holding companies.

                 Similarly, the Commission is authorized by Section 2(a)(8) of the Act to declare Seagull not to be a subsidiary company with respect to Prudential if the Commission finds that Seagull:

         (i) is not controlled, directly or indirectly, by Prudential (either alone or pursuant to an arrangement or understanding with one or more other persons) either through one or more intermediary persons or by any means or device whatsoever,

         (ii) is not an intermediary company through which such control of another company is exercised, and

         (iii) the management or policies of Seagull are not subject to a controlling influence, directly or indirectly, by Prudential (either alone or pursuant to an arrangement or understanding with one or more other persons) so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that Seagull be subject to the obligations, duties, and liabilities, imposed by the Act upon subsidiary companies of holding companies.

                 As explained below, Prudential neither controls Seagull nor exercises such influence as to make regulation of Prudential and Seagull a matter of public interest. Therefore, Prudential and Seagull should not be considered part of a holding company system.

Prudential Should Not Be Deemed a Holding Company under Section 2(a)(7)

                 The Prudential Family's anticipated 10.49% ownership of Seagull common stock exceeds the 10% threshold set forth in Section 2(a)(7) by a de minimis amount and should not result in a determination that Prudential controls Seagull. This would be an inequitable result, particularly because Prudential never sought to acquire a 10% ownership interest in a utility; rather, such ownership interest will arise from the decisionmaking of third parties. Because Prudential never intended to control a utility or to be regulated as a holding company, Prudential intends to sell shares of Seagull common stock as expeditiously as possible after the consummation of the Merger so that Prudential's ownership will fall below 10% of Seagull's outstanding common stock by no later than May 15, 1998.

                 Pending such proposed sales of Seagull common stock, Prudential and Seagull should not be considered part of a holding company system because Prudential is not the beneficial owner with full, independent power to vote more than 10% of Seagull's outstanding common stock.

Upon consummation of the Merger, Prudential will hold in its proprietary accounts only 8.9% of Seagull's outstanding common stock. Through separate accounts comprised of investments that support one or more group annuity contracts, Prudential (or one or more of its subsidiaries) is the record owner of shares that will constitute approximately 1.5% of Seagull's outstanding common stock upon consummation of the Merger. In addition, through the various mutual funds managed by members of the Prudential Family, Prudential holds shares that will constitute approximately .06% of Seagull's outstanding common stock upon consummation of the Merger. These various holdings should not be aggregated because Prudential is not free to vote the securities that are not held in its proprietary accounts to serve its own interests. The Prudential entities managing these separate accounts and mutual funds owe fiduciary duties to act in the beneficial owners' best interests. These fiduciary duties arise under state law, Section 36 of the Investment Company Act of 1940, the Investment Advisors Act of 1940 and ERISA. Such entities would be in direct violation of their fiduciary duties if they made investment or voting decisions for any purpose other than the fund's or account's best interests. Since such entities are required by law to act independently of Prudential's personal interests, the Seagull common stock held in the separate accounts and mutual funds managed by Prudential entities should not be deemed to be owned or controlled by Prudential.

                 In addition, as explained below, the Prudential Family has no intention of controlling or influencing the management of Seagull's affairs. While an officer of Prudential Capital Group is expected to become a director of Seagull, the purpose of such representation is only to safeguard Prudential's investment. Other than through the normal exercise of voting rights of stockholders, the Prudential Family will not attempt to control or influence Seagull.

Prudential Does Not Control or Exert a Controlling Influence over Seagull

                 Prudential will not control or attempt to influence Seagull so as to make regulation necessary in the public interest. The Sixth Circuit Court of Appeals has stated that the prime factors to consider, in determining whether regulation under the Act is required to serve the public interest, are (1) the size of the utility company, (2) the nature and extent of intercompany relationships, (3) the ownership and distribution of the utility's securities, and (4) the opportunity for excessive charges between the two companies for financing, service and construction contracts. Detroit Edison Co. v. SEC, 119 F.2d 730, 739-40 (6th Cir. 1941), cert. denied, 314 U.S. 618 (1941). Under the size analysis, the need for regulation is lessened in this instance because the combined Seagull/Global entity will have comparatively minor utility assets and operations; the nature and extent of intercompany relationships should not be of any concern, because Prudential and Seagull currently have no relationship and, other than through the normal exercise of voting rights of stockholders, Prudential will not attempt to control or influence Seagull; Seagull's securities are publicly held and, as discussed below, Prudential's ownership interest will be insufficient to materially affect matters submitted to a vote of Seagull's stockholders; and there is no risk of excessive charges for intercompany financing, service or construction contracts because no such contracts exist and none are contemplated. For these same reasons, there is no need to regulate Prudential and Seagull as part of a holding company system for the protection of investors and consumers.

                 Other than through passive investments, Prudential has no interest in the utility industry. Prudential is a mutual life insurance company engaged in various types of financial service businesses. Under similar circumstances, the Staff has found it unnecessary and inappropriate to impose holding company status upon a holder of 12.8% of a utility's voting securities. See In the Matter of Lehigh Coal & Navigation Company, Public Utility Holding Company Act of 1935 Release No. 218 (1936).


                 As discussed above, an officer of Prudential Capital Group is expected to become a director of Seagull. However, Prudential's representation on Seagull's Board of Directors is only for the purpose of protecting Prudential's financial interest, and is not intended as a method of controlling Seagull. After the consummation of the Merger, Seagull is expected to have 14 directors, so Prudential's nominee will be unable to break a quorum or vote down any matters brought before Seagull's Board of Directors.

                 Finally, the Prudential Family's ownership interests will be insufficient to significantly influence Seagull. All shares of Seagull common stock enjoy the same rights and privileges. The holders of common stock are entitled to one vote for each share held and are not permitted to cumulate their votes in electing directors. The quorum for shareholder meetings of Seagull is a majority of the outstanding shares of common stock. Seagull is a Texas corporation, and two-thirds of all outstanding shares are required for approval of mergers and other similar transactions pursuant to the Texas Business Corporation Act. A total of 36,064,649, 36,123,702 and 36,354,466 shares of Seagull common stock were represented at its 1994, 1995 and 1996 Annual Meetings of Shareholders, representing 87%, 85% and 86%, respectively, of the shares then outstanding. As a result, Prudential will lack sufficient shares to prevent the formation of a quorum, to block a merger or similar transaction, or to ensure the election of directors.

                 WHEREFORE, Prudential and Seagull pray that, if the Commission concludes that Prudential is a company that owns 10% or more of Seagull's common stock, the Commission issue its order pursuant to Section 2(a)(7) of the Act declaring that Prudential is not a holding company with respect to Seagull and its order pursuant to Section 2(a)(8) of the Act declaring that Seagull is not a subsidiary company with respect to Prudential.

                                        THE PRUDENTIAL INSURANCE COMPANY
                                        OF AMERICA


                                        By: /s/ Jack L. Pfeilsticker
                                            -------------------------
                                            Assistant General Counsel


                                        SEAGULL ENERGY CORPORATION


                                        By: /s/ Barry J. Galt
                                            -------------------------
                                            Chairman of the Board

- - - - - - - - - - - - - - -
COUNTY OF HARRIS

STATE OF TEXAS
- - - - - - - - - - - - - - -


                                  VERIFICATION


                 Before me, a notary public, on this day personally appeared Barry J. Galt, known to me to be the person whose name is subscribed to in the foregoing application and, being by me first duly sworn, declared, under oath, that he is familiar with such application and the transactions described therein, and that, to the best of his knowledge, information and belief, the information contained therein is true.

                 Given under my hand and seal of office this 2nd day of October, 1996.


                                   /s/ D. Kaye Masters
                                   -----------------------------------
                                   Notary Public, State of Texas



                                  My Commission Expires:  March 7, 1997

                                                         [SEAL]

- - - - - - - - - - - - - - - - -
COUNTY OF ESSEX

STATE OF NEW JERSEY
- - - - - - - - - - - - - - - - -


                                  VERIFICATION


                 Before me, a notary public, on this day personally appeared Jack L. Pfeilsticker, known to me to be the person whose name is subscribed to in the foregoing application and, being by me first duly sworn, declared, under oath, that he is familiar with such application and the transactions described therein, and that, to the best of his knowledge, information and belief, the information contained therein is true.

                 Given under my hand and seal of office this 2nd day of October, 1996.


                                   /s/ Arlene C. Deas
                                  -------------------------------------
                                  Notary Public, State of New Jersey


                                  My Commission Expires: April 12, 2000


                                                        [Seal]

                                                                       EXHIBIT 1

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION


In the Matter of                       s
                                       s
                                       s
SEAGULL ENERGY CORPORATION             s
1001 Fannin, Suite 1700                s  NOTICE OF PUBLIC FILING
Houston, Texas 77002                   s
                                       s
THE PRUDENTIAL INSURANCE COMPANY       s
  OF AMERICA                           s
2200 Ross Avenue, Suite 4200E          s
Dallas, Texas  75201                   s
                                       s
File No.  ________________             s  Date: ___________, 1996
                                       s
(Public Utility Holding                s
 Company Act of 1935)                  s


                 Notice is hereby given that the following filing has been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application for complete statements of the proposed transaction summarized below. The application and any amendments thereto are available for public inspection through the Commission's Office Of Public Reference.

                 Interested persons wishing to comment or request a hearing on the application should submit their views in writing by ______________________, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted and/or permitted to become effective.

                 The Prudential Insurance Company of America ("Prudential") and all of its direct and indirect subsidiaries (with Prudential, the "Prudential Family") has filed an application for a declaration that neither Prudential nor any member of the Prudential Family is a holding company under clause (A) of
Section 2(a)(7) of the Act with respect to Seagull Energy Corporation, a Texas corporation ("Seagull").

                 Seagull has filed an application for a declaration that Seagull is not a subsidiary company of Prudential under clause (A) of Section 2(a)(8) of the Act.

                 Seagull was incorporated in 1973 as a Texas corporation and wholly-owned subsidiary of Houston Oil & Minerals Corporation ("HOM"). On March 12, 1981, Seagull became an independent company as a result of the spin-off of its shares to the shareholders of HOM. Seagull is a natural gas exploration and production company whose operations are focused in offshore Texas and Louisiana in the Gulf of Mexico, western Oklahoma and the Texas Panhandle, and the Mid-South Region, which is located in eastern Texas, northern Louisiana, eastern Oklahoma and western Arkansas.

                 On June 17, 1985, Seagull acquired all of the distribution assets of the Alaskan natural gas distribution division of ENSTAR Corporation, generally known as "ENSTAR Natural Gas Company" ("ENG"). ENG is a "gas utility company" within the meaning of the Act, serving approximately 87,000 customers in South Central Alaska, including the greater Anchorage metropolitan area. Because Seagull owns and operates ENG as a division of Seagull, rather than as a subsidiary, Seagull is a "public utility company" within the meaning of the Act. When Seagull purchased ENG, it also acquired all of the outstanding shares of Alaska Pipeline Company, an Alaska corporation ("APC"). Seagull operates and manages APC and ENG as a single operating unit. APC operates approximately 340 miles of intrastate natural gas transmission pipelines in South Central Alaska. APC owns no gas distribution assets.

                 Seagull's common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and is listed for trading on the New York Stock Exchange. Accordingly, Seagull is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial position, results of operations and other matters.

                 Prudential is a mutual life insurance company organized under the laws of the State of New Jersey. Prudential is also one of the largest financial institutions in the world and the largest insurance company in North America. Prudential has approximately $219 billion in consolidated assets and approximately $314 billion in total assets under management. In 1995, it generated revenues of nearly $43 billion. Prudential, through subsidiaries, operates the 11th largest mutual fund family in the United States.

                 Prudential beneficially owns an aggregate of 6,311,537 shares, constituting approximately 21.2% of the outstanding shares of common stock, of Global Natural Resources, Inc. ("Global"). Prudential also holds in various capacities an aggregate of 1,001,300 shares of common stock of Seagull, constituting approximately 1.59% of the outstanding shares of Seagull common stock. By agreement dated July 22, 1996 (the "Merger Agreement"), Seagull and Global agreed to enter into a merger (the "Merger") whereby Global will become a wholly owned subsidiary of Seagull. Under the terms of the Merger Agreement, shares of Global common stock will be converted into such number of shares of Seagull common stock as specified by the exchange ratio described in the Merger Agreement (which is based on the average closing price of Seagull common stock for the 20 consecutive trading days commencing 25 days prior to the Global special shareholders' meeting). Prudential did not initiate the course of events that led to the proposed merger of Seagull and Global. However, Prudential has agreed to vote its Global shares in favor of the Merger. Following the consummation of the Merger, the Prudential Family will hold an aggregate of 6,556,341 shares of Seagull common stock, constituting approximately 10.49% of the outstanding Seagull common stock.

                 It is anticipated that an officer of Prudential Capital Group, who is currently a director of Global, will become a director of Seagull after the merger is consummated. According to Prudential and Seagull, the assumption of this director position is for the purpose of safeguarding Prudential's increased financial interest in Seagull (which has arisen solely due to the Merger), and not for the purpose of exercising control over Seagull or any of its public utility operations.

                 Prudential and Seagull state that the Prudential Family's anticipated 10.49% ownership of Seagull common stock exceeds the 10% threshold set forth in Section 2(a)(7) by a de minimis amount and should not result in a determination that Prudential controls Seagull. Prudential and Seagull state that this would be an inequitable result because Prudential never sought to acquire a 10% ownership interest in a utility; rather, such ownership interest will arise from the decisionmaking of third parties. Because Prudential never intended to control a utility or to be regulated as a holding company, Prudential intends to sell shares of Seagull common stock as expeditiously as possible after the consummation of the Merger so that Prudential's ownership will fall below 10% of Seagull's outstanding common stock by no later than May 15, 1998.

                 Pending such proposed sales of Seagull common stock, Prudential and Seagull state that they should not be considered part of a holding company system because Prudential is not the beneficial owner with full, independent power to vote more than 10% of Seagull's outstanding common stock. Upon consummation of the Merger, Prudential will hold in its proprietary accounts only 8.9% of Seagull's outstanding common stock. Through separate accounts comprised of investments that support one or more group annuity contracts, Prudential (or one or more of its subsidiaries) is the record owner of shares that will constitute approximately 1.5% of Seagull's outstanding common stock upon consummation of the Merger. In addition, through the various mutual funds managed by members of the Prudential Family, Prudential holds shares that will constitute approximately .06% of Seagull's outstanding common stock upon consummation of the Merger. Prudential and Seagull state that these various holdings should not be aggregated because Prudential is not free to vote the securities that are not held in its proprietary accounts to serve its own interests. The Prudential entities managing these separate accounts and mutual funds owe fiduciary duties to act in the beneficial owners' best interests. These fiduciary duties arise under state law, Section 36 of the Investment Company Act of 1940, the Investment Advisors Act of 1940 and ERISA. Such entities would be in direct violation of their fiduciary duties if they made investment or voting decisions for any purpose other than the fund's or account's best interests. Since such entities are required by law to act independently of Prudential's personal interests, Prudential and Seagull state that the Seagull common stock held in the separate accounts and mutual funds managed by Prudential entities should not be deemed to be owned or controlled by Prudential.

                 Prudential and Seagull also state that Prudential will not control or attempt to influence Seagull so as to make regulation necessary in the public interest, and that the prime factors to consider in determining whether regulation under the Act is required to serve the public interest are
(1) the size of the utility company, (2) the nature and extent of intercompany relationships, (3) the ownership and distribution of the utility's securities, and (4) the opportunity for excessive charges between the two companies for financing, service and construction contracts. According to Prudential and Seagull, under the size analysis, the need for regulation is lessened in this instance because the combined Seagull/Global entity will have comparatively minor utility assets and operations; the nature and extent of intercompany relationships should not be of any concern, because Prudential and Seagull currently have no relationship and, other than through the normal exercise of voting rights of stockholders, Prudential will not attempt to control or influence Seagull; Seagull's securities are publicly held and, as discussed below, Prudential's ownership interest will be insufficient to materially affect matters submitted to a vote of Seagull's stockholders; and there is no risk of excessive charges for intercompany financing, service or construction contracts because no such contracts exist and none are contemplated. For these same reasons, Prudential and Seagull assert that there is no need to regulate Prudential and Seagull as part of a holding company system for the protection of investors and consumers.

                 Other than through passive investments, Prudential states that it has no interest in the utility industry. Prudential is a mutual life insurance company engaged in various types of financial service businesses. An officer of Prudential Capital Group is expected to become a director of Seagull, but Prudential and Seagull state that this representation is only for the purpose of protecting Prudential's financial interest and is not intended as a method of controlling Seagull. After the consummation of the Merger, Seagull is expected to have 14 directors, so Prudential's nominee will be unable to break a quorum or vote down any matters brought before Seagull's Board of Directors.

                 Finally, Prudential and Seagull assert that the Prudential Family's ownership interests would be insufficient to significantly influence Seagull. Seagull reports that all shares of Seagull common stock enjoy the same rights and privileges. The holders of common stock are entitled to one vote for each share held and are not permitted to cumulate their votes in electing directors. The quorum for shareholder meetings of Seagull is a majority of the outstanding shares of common stock. Seagull is a Texas corporation, and two-thirds of all outstanding shares are required for approval of mergers and other similar transactions pursuant to the Texas Business Corporation Act. A total of 36,064,649, 36,123,702 and 36,354,466 shares of Seagull common stock were represented at its 1994, 1995 and 1996 Annual Meetings of Shareholders, representing 87%, 85% and 86%, respectively, of the shares then outstanding. As a result, Prudential and Seagull assert that Prudential will lack sufficient shares to prevent the formation of a quorum, to block a merger or similar transaction, or to ensure the election of directors.





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